24 Hr Truck Services LLC
Profit and Loss
January - November 2020

	Total
Income	
Sales of Product Income	
STRIPE Income	3,612.05
Total Sales of Product Income	**3,612.05**
Services	14,165.18
Total Income	**17,777.23**
Cost of Goods Sold	
Outside Services	
Stripe Fees	141.66
Contractors	6,245.35
Total Outside Services	**6,387.01**
Total Cost of Goods Sold	**6,387.01**
Gross Profit	**$ 11,390.22**
Office/General Administrative Expenses	
Advertising & Marketing	4,945.97
Bank Charges & Fees	728.82
Insurance	991.60
Phone & Call Center	1,494.35
Salaries & Wages	8,946.87
Payroll Taxes	1,172.89
Payroll Fees	494.60
Accounting & Professional Fees	750.00
Software - General	5,721.35
CRM Software	180.00
Office Supplies & Software	994.89
Software Forms Builder	299.00
Tookan Software	648.92
Zapier Soft	125.00
Total Office/General Administrative Expenses	**27,494.26**
Uncategorized Expenses	**0.00**
Total Expenses	**27,494.26**
Net Operating Income	**$ (16,104.04)**
Net Income	**$ (16,104.04)**